SULTAN MINERALS INC.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

02028370

April 5, 2002

APR 8 2002

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the Canadian Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon T Ross

Shannon M. Ross,
Corporate Secretary
/lb
Encl.

PROCESSED
APR 19 2002
THOMSON FINANCIAL

dlw 4/16

United States Sec Filing
April 5, 2002

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the Canadian Venture Exchange in connection with:

A. News Release

March 7, 2002
Drilling Update

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

March 7, 2002

Ticker Symbol: **SUL**-cdnx
SEC 12g3-2(b): 82-4741

DRILLING UPDATE

Gold Mountain Zone - Kena Property, BC

Sultan Minerals Inc. (SUL-cdnx) has now commenced a diamond drill program on its Kena Property, in southeastern British Columbia, using Westgate Diamond Drilling Ltd. of Salmo, BC. The drill program, which began in early February as a reverse circulation drill program but encountered drilling difficulties due to a high water table. The Reverse Circulation drill program has therefore been cancelled and a diamond drill program undertaken in its place. A minimum of 1,500 metres of drilling will be completed from approximately 12 sites. Drilling will be done along 3 section lines in and to the south of the L11+00N discovery area in order to follow up the high-grade intersections found in the previous drill programs (see News Release dated January 9, 2002).

Such results as were obtained from the Reverse Circulation drill program prior to its termination remain encouraging. The current diamond drill program should be completed in about three weeks, with results expected by early April.

A.G. Troup, P.Eng,
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622, Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com